Exhibit 99.1

NEWS

FOR IMMEDIATE RELEASE

BMO Financial Group Welcomes Darryl White as New Chief Executive Officer

TORONTO/CHICAGO, November 1, 2017 – BMO Financial Group’s Board of Directors today announced the appointment of Darryl White to the role of Chief Executive Officer.

In making the announcement, Robert Prichard, Chairman of the Board stated “Darryl has provided strategic leadership across all of the bank’s businesses in North America and globally. He is an outstanding leader and he exemplifies BMO’s focus on putting the customer first. With the exceptional leadership team our bank has in place, we have full confidence in the continuity that Darryl brings as our new Chief Executive Officer.”

“BMO has delivered strong performance and steady growth as a result of Bill Downe’s incredible leadership these past ten years,” said Mr. White. “The resulting impact is that today, each part of the bank contributes materially to BMO’s overall strength. Although the industry continues to evolve, the fundamentals of anticipating and responding to customers’ needs never change. We embark on our third century in business well positioned to capitalize on market opportunities, grow our customer base faster and deliver value for our shareholders in the process.”

Mr. White previously held the role of Chief Operating Officer (COO), where he was accountable for providing global strategic leadership to the bank’s Personal, Commercial and Wealth businesses, ensuring BMO’s marketing strategy contributed strongly to the bank’s overall growth plans and the bank’s technology function delivered strategic capabilities across the organization. The role also had responsibility for ensuring consistent operating discipline in every part of the bank with a focus on expanding BMO’s agility and responsiveness to market opportunities. Prior to moving into the role of COO, Mr. White served as Group Head, BMO Capital Markets, where he delivered strong performance and deepened the group’s strategy and U.S. presence.

About BMO Financial Group

Established in 1817, and currently marking its 200th year of operations, BMO Financial Group is a highly diversified financial services provider based in North America. With total assets of $709 billion as of July 31, 2017, and more than 45,000 employees, BMO provides a broad range of personal and commercial banking, wealth management and investment banking products and services to more than 12 million customers and conducts business through three operating groups: Personal and Commercial Banking, Wealth Management and BMO Capital Markets.

Media Contacts:

Paul Gammal, Toronto, paul.gammal@bmo.com, (416) 867-3996

Valerie Doucet, Montreal, valerie.doucet@bmo.com, (514) 877-8224

Web: www.bmo.com              Twitter: @BMOmedia